

November 13, 2015

Mail Stop 4631

<u>Via E-mail</u>
Mr. Mario Moreno Cortez, Coordinator of Finance
Group Simec
Calzada Lázaro Cárdenas 601
Colonia La Nogalera, Guadalajara,
Jalisco, México 44440

   Re: **Group Simec**
      Form 20-F for the year ended December 31, 2014
      Filed May 15, 2015
      File No. 1-11176

Dear Mr. Cortez:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ John Cash

           John Cash
           Branch Chief
           Office of Manufacturing and
           Construction

Cc: David L. Williams, Simpson, Thatcher & Bartlett LLP